Notice to Former Shareholders of LXE Inc.
                  Concerning Merger of LXE Inc.
                              and
                         Supplement to
                 Offering Circular/Prospectus
                   dated November 27, 1996


     On December 31, 1996, Electromagnetic Sciences, Inc. ("ELMG") accepted tenders for 812,542 shares of the common stock, $.01 par value per share (the "LXE Shares"), of LXE Inc. ("LXE") pursuant to the Exchange Offer for such shares made by ELMG by its Offering Circular/Prospectus dated November 27, 1996. As a result of the acceptance of such LXE Shares under the Exchange Offer, each exchanging holder of such LXE Shares is receiving .75 shares of the common stock, $.10 par value per share (the "ELMG Shares"), of ELMG for each LXE Share exchanged.

     Following acceptance by ELMG of the LXE Shares tendered to it under the Exchange Offer, ELMG transferred all LXE Shares then held by it, constituting approximately 96% of all outstanding LXE Shares, to ELMG's wholly owned subsidiary, LXE Merger Subsidiary, Inc. Immediately following such transfer, LXE Merger Subsidiary, Inc. caused LXE, as its 96%-owned subsidiary, to merge with and into LXE Merger Subsidiary, Inc. (the "Merger"). As a result of the Merger, each of the remaining 218,802 LXE Shares owned by persons other than LXE Merger Subsidiary, Inc. were automatically, and without further action of their holders, converted into ELMG Shares, at a ratio of .75 ELMG Shares for each LXE Share so converted. Outstanding options to acquire LXE Shares were converted, on a proportionate basis, into options to acquire ELMG Shares. The Board of Directors of LXE Merger Subsidiary, Inc. and the officers of LXE remained as the Board of Directors and officers, respectively, of the surviving corporation. In the Merger, the name of the surviving corporation was changed to LXE Inc., and this corporation is a wholly owned subsidiary of ELMG.

     The Exchange Offer and Merger, and certain matters related to the conversion in the Merger of outstanding options for LXE Shares, were approved by the shareholders of ELMG at a Special Meeting held on December 30, 1996, by a vote of 4,098,015 shares in favor and 205,015 shares opposed.

     As a result of the Merger, LXE Shares no longer evidence any ownership or other interest in LXE; rather, such Shares evidence solely the right to receive .75 ELMG Shares for each LXE Share (plus cash in lieu of fractional shares). The LXE Shares are no longer traded on the NASDAQ National Market System. In order to receive a certificate evidencing the ELMG Shares to which a former LXE Shareholder is entitled, the certificate evidencing the LXE Shares must be surrendered to SunTrust Bank, Atlanta, as Merger Exchange Agent, accompanied by a Letter of Transmittal provided by ELMG. In surrendering their certificates for LXE Shares, shareholders should follow the instructions set forth in the Letter of Transmittal.

     The Merger has occurred under provisions of Georgia law that permit a merger of a corporation and a subsidiary of which it owns at least 90% of the outstanding shares to occur without vote or other action of the subsidiary's Board of Directors or shareholders. Because the LXE Shares have been converted in the Merger into ELMG Shares, which are traded on the NASDAQ National Market System, the former holders of LXE Shares are not entitled to dissenter's rights in connection with the Merger. See the Offering Circular/Prospectus at "SUMMARY -- The Merger" and "LACK OF DISSENTER'S RIGHTS OF LXE AND ELMG SHAREHOLDERS."


December 31, 1996